SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[RULE 13d-101]

(Amendment No. 10)1

GSI Group Inc.

(Name of Issuer)

Common Shares

(Title and Class of Securities)

36191C106

(CUSIP Number)

Stephen W. Bershad

c/o Albert Fried & Co.

45 Broadway, 24th Floor,

New York, NY 10004

(212) 422-7282

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 36191C106	13D	Page 2 of 5 Pages

(1)	Name of reporting persons Stephen W. Bershad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,103,074 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,103,074 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,150,257(2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%(3)
(14)	Type of reporting person (see instructions) IN

(1)	Mr. Bershad owns 938,416 shares of Common Stock directly and is deemed a beneficial owner of 2,164,658 shares of Common Stock as the trustee of various grantor related annuity trusts that were established for the benefit of his daughters. Mr. Bershad retains sole voting and dispositive power over the shares held in the trusts.
(2)	Includes 47,183 deferred stock units that are fully vested and will convert into shares of Common Stock upon the date Mr. Bershad ceases to be a director of the Company. Mr. Bershad does not have voting rights or the right to receive dividends on these deferred stock units until they are converted to Common Stock.
(3)	Based on 33,702,870 shares of Common Stock of GSI Group Inc. outstanding as set forth in the Company’s Form 10-Q for the period ended June 29, 2012.

CUSIP No. 36191C106	13D	Page 3 of 5 Pages

This Amendment No. 10 is being filed on behalf of Stephen W. Bershad, a citizen of the United States of America (the “Reporting Person” or “Mr. Bershad”), to amend the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Common Stock”), of GSI Group, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 3, 4 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

On September 2, 2010, the Board of Directors of the Company granted 69,445 Deferred Stock Units (DSUs) to Mr. Bershad for his services as a director of the Company. On December 29, 2010, the Company effected a 1 for 3 combination, reducing the number of DSUs to 23,149.

On February 15, 2011, the Board of Directors of the Company granted 11,815 DSUs to Mr. Bershad for his services as a director of the Company.

On January 1, 2012, the Board of Directors of the Company granted 12,219 DSUs to Mr. Bershad for his services as a director of the Company.

Item 4. Purpose of Transaction.

On July 28, 2010, Mr. Bershad filed Amendment No. 9 to his Schedule 13D disclosing he beneficially owned 11,985,024 shares of Common Stock.

On September 2, 2010, the Board of Directors of the Company granted 69,445 DSUs to Mr. Bershad for his services as a director of the Company. Each DSU will convert into one share of Common Stock as of the date on which Mr. Bershad ceases to be a director of the Company. Mr. Bershad does not have voting rights or the right to receive dividends on these deferred stock units until they are converted to Common Stock.

On December 29, 2010, the Company effected a 1 for 3 combination, reducing the number of shares of Common Stock beneficially owned by Mr. Bershad to 4,018,157 shares of Common Stock, including 23,149 DSUs.

On February 15, 2011, the Board of Directors of the Company granted 11,815 DSUs to Mr. Bershad for his services as a director of the Company.

On March 2, 2011, the Reserve Shares were released from escrow, and Mr. Bershad received 128,474 shares of Common Stock.

On January 1, 2012, the Board of Directors of the Company granted 12,219 DSUs to Mr. Bershad for his services as a director of the Company.

On August 8, 2012, Mr. Bershad gifted 1,020,408 shares of Common Stock to his daughters for estate-planning purposes, transferring beneficial ownership of these shares to his daughters.

Item 5. Interest in Securities of the Issuer.

(a)-(b). Mr. Bershad has the sole power to vote and dispose of 3,103,074 shares of Common Stock. Mr. Bershad owns 938,416 shares of Common Stock directly and is deemed a beneficial owner of 2,164,658 shares of Common Stock as the trustee of various grantor related annuity trusts that were established for the benefit of his daughters. Mr. Bershad retains sole voting and dispositive power over the shares held in the trusts. In addition, Mr. Bershad beneficially owns 47,183 DSUs that are fully vested and will convert into shares of Common Stock upon the date Mr. Bershad ceases to be a director of the Company. Mr. Bershad does not have voting rights or the right to receive dividends on these DSUs until they are converted to Common Stock.

CUSIP No. 36191C106	13D	Page 4 of 5 Pages

(c). Other than as set forth in Items 3 and 4 above, Mr. Bershad has not purchased shares of Common stock in the last sixty days.

CUSIP No. 36191C106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2012

/s/ Stephen W. Bershad
Stephen W. Bershad